CALCULATION OF REGISTRATION FEE
	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price[1]	Fee[2]

6-Month Libor-Linked Range Accrual Notes	$1,750,000	$187.25
due 2021

(1)	The maximum aggregate offering price relates to an additional $1,750,000 of securities offered and sold pursuant to this Amendment No. 1 to Pricing Supplement No. 70 to Registration Statement No. 333-131266.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $133.75 fee with respect to the $1,250,000 securities previously sold pursuant to Pricing Supplement No. 70 and the $187.25 with respect to the additional $1,750,000 sold hereby, in each case under this registration statement, are offset against those filing fees and $1,281,063.56 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Amendment No. 1 to Pricing Supplement No. 70 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated June 16, 2006
Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Floating Rate Notes
6-Month Libor-Linked Range Accrual Notes due 2021

     For the period from and including the original issue date for the notes to but excluding July 6, 2007, interest on the notes will be payable quarterly at a fixed rate of 8.00% per annum. For the period from and including July 6, 2007 to but excluding the maturity date, interest, if any, will be payable quarterly at a variable rate equal to (a) 8.00% per annum times (b) a fraction, the numerator of which is the number of calendar days in the interest payment period on which the reference rate is within the reference rate range and the denominator of which is the total number of calendar days in the interest payment period.

     Beginning July 6, 2007 and on each interest payment date thereafter, we will have the right to redeem all of these notes and pay to you 100% of the par value of the notes plus any accrued and unpaid interest to but excluding the redemption date. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

     We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.

Principal amount:	$3,000,000		Upon request of the trustee prior to
Maturity date:	July 6, 2021		the relevant interest payment date,
Settlement date (original			the calculation agent will notify the
issue date):	July 6, 2006		trustee of the interest rate for each
Interest accrual date:	July 6, 2006		interest payment period commening
Issue price:	100%		on or after July 6, 2007 prior to the
Proceeds to company:	98%		interest payment date for the relevant
Underwriter’s discounts and			interest period.
commissions:	2%	Interest payment dates:	Each January 6, April 6, July 6 and
Redemption percentage at			October 6 beginning October 6,
redemption date:	100%		2006; provided that if any such day
Redemption dates:	On July 6, 2007 and each interest		is not a business day, that interest
	payment date thereafter		payment will be made on the next
Interest rate:	For the period from and including		succeeding business day but no
	the original issue date to but		adjustment will be made to the
	excluding July 6, 2007, 8.00% per annum.		interest payment period or to any
interest payment made on any
	For the period from and including		succeeding business day.
	July 6, 2007 to but excluding the	Interest payment period:	Quarterly
	maturity date, the interest rate	Book-entry note or
	for each interest payment period	certificated note:	Book-entry note
	shall be determined as follows:	Senior note or subordinated
	(x) 8.00% per annum times (y) N/ACT	note:	Senior note
	(calculated on an actual/actual day	Calculation agent:	Morgan Stanley Capital Services Inc.
	count basis); where N = the total	Agent:	Morgan Stanley & Co. Incorporated
	number of calendar days in the	Minimum denomination:	$1,000 and integral multiples
	applicable interest payment period		thereafter
	on which the reference rate is within	Specified currency:	U.S. dollars
	the reference rate range (“accrual	Business day:	New York
	days”) and ACT = the total number	CUSIP:	61745ETW1
	of calendar days in the applicable	Other provisions:	See below
interest payment period.

The notes involve risks not associated with an investment in ordinary floating rate notes.

See Risk Factors beginning on page PS-2

Terms not defined above have the meanings given to such terms in the accompanying prospectus and prospectus supplement.

MORGAN STANLEY

Additional Provisions

Reference rate	“LIBOR Telerate” as defined in the accompanying prospectus in the section called “Description of Debt Securities – Floating Rate Debt Securities” and “– Base Rates” with an index maturity of 6 months and an index currency of US dollars and as displayed on Telerate page 3750; provided that for the determination of the reference rate on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a London banking day, in which case the reference rate shall be the reference rate on the immediately preceding London banking day; provided that the reference rate for any day from and including the fifth New York banking day prior to the related interest payment date for any interest payment period shall be the reference rate as in effect on the London banking day immediately preceding such fifth New York banking day prior to such interest payment date.

Reference rate range	Greater than 0.00% and less than or equal to 7.25%.

New York banking day	New York banking day means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York, New York.

Risk Factors

      The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

      If there are no accrual days in an interest payment period commencing on or after July 6, 2007, we will not pay any interest on the notes for that interest payment period.

     It is also possible that the reference rate will not be within the reference rate range for so many days during any quarterly interest payment period commencing on or after July 6, 2007 that the interest payment for that quarterly interest payment period will be less than the amount that would be paid on an ordinary debt security. The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

     The reference rate for the last five New York banking days of an interest payment period will be the reference rate on the London banking day immediately prior to those five days.

     Because the reference rate for the last five New York banking days of an interest payment period will be the reference rate on the London banking day immediately prior to those five days, if the reference rate on that London banking day is not within the reference rate range, you will not receive any interest in respect of those five days even if the reference rate as actually calculated on any of those days were to be within the reference rate range.

     The notes will not be listed

     The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Morgan Stanley & Co. Incorporated (“MS & Co.”) currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

PS-2

Historical Information

     The following graph sets forth the reference rate for the period from June 9, 1991 to June 16, 2006. The historical performance of the reference rate should not be taken as an indication of its future performance. We cannot give you any assurance that the reference rate will be within the reference rate range on any day of any interest payment period commencing on or after July 6, 2007. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

Supplemental Information Concerning Plan of Distribution

     We expect to deliver the notes against payment therefore in New York, New York on July 6, 2006, which will be the twelfth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

United States Federal Income Taxation

     In the opinion of Davis Polk & Wardwell, our counsel, which is based on certain representations received from us, the notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Floating Rate Notes.”

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.” Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

PS-3